Exhibit 99.1

AMENDED AND RESTATED CERTIFICATE OF DESIGNATION

OF

CLASS A JUNIOR PREFERRED SHARES, SERIES 1

OF

BROOKFIELD ASSET MANAGEMENT REINSURANCE PARTNERS LTD.

Brookfield Asset Management Reinsurance Partners Ltd., an exempted company limited by shares incorporated in Bermuda on December 16, 2020 (the “Company”), CERTIFIES that the following represents the amended and restated certificate of designation effective on 30 September 2022 in connection with the series of the class A junior preferred shares (hereinafter referred to as the “Class A Junior Preferred Shares, Series 1”) setting out the designation, preferences and privileges, voting rights, relative, participating, optional and other special rights, and qualifications, limitations and restrictions of the Class A Junior Preferred Share, Series 1, in addition to those set forth in the Bye-Laws (as amended, restated, supplemented, altered or modified from time to time, the “Bye-Laws”) of the Company, which are as follows:

1.	Number of Shares and Designation

This series of class A junior preferred shares shall be designated as the “Class A Junior Preferred Shares, Series 1”. The consideration for the issue and the par value of each Class A Junior Preferred Share, Series 1 shall be US$25.00.

2.	Definitions

Words and expressions defined in the Bye-Laws shall, unless defined differently in this Certificate of Designation or unless the context otherwise requires, have the same meanings when used in this Certificate of Designation.

(a)	“business day” means any day except a Saturday, Sunday or other day on which commercial banks in Toronto, Ontario, Canada or Hamilton, Bermuda are authorized or required by Law to close.

(b)

“Certificate of Designation” means this Certificate of Designation relating to the Class A Junior Preferred Shares, Series 1, as it may be amended or modified from time to time in accordance with the terms hereof.

(c)	“Class A-1 Shares” means the class A-1 exchangeable non-voting shares in the capital of the Company.

(d)	“Class A Shares” means the class A exchangeable limited voting shares in the capital of the Company.

(e)	“Class B Shares” means the class B limited voting shares in the capital of the Company.

(f)	“Class C Shares” means the class C non-voting shares in the capital of the Company.

(g)	“distribution” includes a dividend, a capital reduction resulting in a return of capital, or a combination of a dividend and a capital reduction.

(h)	“First Issue Date” means 25 May 2022.

(i)	“fiscal year” means the twelve-month period ending on the last day of December in each year.

(j)	“Junior Preferred Shares” means the class A junior preferred shares and the class B junior preferred shares, par value C$25.00 per share, in the capital of the Company.

(k)	“Senior Preferred Shares” means the class A senior preferred shares and the class B senior preferred shares in the capital of the Company.

3.	Ranking of the Class A Junior Preferred Shares, Series 1

The Class A Junior Preferred Shares, Series 1 shall, with respect to the payment of distributions and return of capital in a Liquidation Event, rank on (a) parity with the Junior Preferred Shares of every other series, (b) junior to the Senior Preferred Shares, the Class A Shares, the Class A-1 Shares and the Class B Shares, and (c) senior to the Class C Shares and over any other shares ranking junior to the Class A Junior Preferred Shares, Series 1 with respect to priority in payment of distributions and in return of capital in a Liquidation Event.

4.	Distributions

4.1 Payment of Distributions. Subject to the provisions of the Companies Act and the Bye-Laws, the holders of Class A Junior Preferred Shares, Series 1 will be entitled to receive, and the Company shall pay, as and when declared by the Board, out of moneys properly applicable to the payment of distributions, an annual fixed cumulative preferential cash distribution of US$1.125 per Class A Junior Preferred Share, Series 1 per annum. Such payment is to be payable on December in each fiscal year (each, a “Distribution Payment Date”), with the first Distribution Payment Date to be December 15, 2022. Distributions on the Class A Junior Preferred Shares, Series 1 issued on the First Issue Date shall accrue from and including such date as may be determined by the Board prior to the issue of such shares or, if no such date is so determined, then from and including the date of issue thereof. If the Company issues additional Class A Junior Preferred Shares, Series 1 after the First Issue Date, distributions on such Class A Junior Preferred Shares, Series 1 shall accrue, accumulate and compound from the First Issue Date or from such other date as the Board may specify in relation to such issue of additional Class A Junior Preferred Shares, Series 1. To the extent not paid on any applicable Distribution Payment Date, all accrued and unpaid distributions on the Class A Junior Preferred Shares, Series 1 shall accumulate and compound on such applicable Distribution Payment Date whether or not declared by the Board and shall remain accumulated, compounding distributions at a fixed rate of 4.5% per annum commencing on the Distribution Payment Date until such distribution is paid pursuant hereto (the “Interest Rate”). For greater certainty, distributions on the Class A Junior Preferred Shares, Series 1 may take the form of a dividend, a capital reduction resulting in a return of capital, or a combination of a dividend and a capital reduction, as may be declared by the Board from time to time.

4.2 Pro-Ration. For any period which is less than a full fiscal year with respect to any Class A Junior Preferred Share, Series 1 which is issued, redeemed or purchased during such fiscal year, distributions shall be deemed to accrue on a daily basis and shall be equal to the amount calculated by multiplying US$1.125 by a fraction of which the numerator is the number of days in such period (including the day at the beginning of such period and excluding the day at the end of such period) and the denominator is the number of days in such fiscal year (including the day at the beginning and excluding the Distribution Payment Date at the end).

4.3 Method of Payment. Distributions on the Class A Junior Preferred Shares, Series 1 may be paid by wire transfer or be paid by cheque to the registered holders of Class A Junior Preferred Shares, Series 1 addressed to each relevant shareholder at the file address specified in the register of shareholders of the Company at the close of business on the business day immediately preceding each Distribution Payment Date, or by any other reasonable means the Company deems desirable. Subject to the requirements of applicable Law with respect to unclaimed property, no holder of Class A Junior Preferred Shares, Series 1 will be entitled to recover by action or other legal process against the Company any distribution that is represented by a cheque that has not been duly presented to the Company’s bankers for payment or that otherwise remains unclaimed for a period of two (2) years from the date on which such distribution was first payable.

4.4 Cumulative Payment of Distributions. If, on the date on which distributions are to be paid, the distributions accrued to that date are not paid in full on all of the Class A Junior Preferred Shares, Series 1 then outstanding, such distributions, or any unpaid part (including any amount compounded at the Interest Rate pursuant to Section 4.1), will be paid on such subsequent date or dates determined by the Board. The holders of Class A Junior Preferred Shares, Series 1 will not be entitled to any distributions other than or in excess of the cumulative preferential cash distributions provided for in these share rights.

5.	Redemption

5.1 Optional Redemption. Subject to the provisions of the Companies Act, the Bye-Laws, this Section 5 and to the rights, privileges, restrictions and conditions attaching to any other class or shares of the Company ranking in priority to the Class A Junior Preferred Shares, Series 1, the Company may, upon giving notice as hereinafter provided, redeem the whole or from time to time any part of the then outstanding Class A Junior Preferred Shares, Series 1 on payment for each share to be redeemed of a price of US$25.00 together with an amount equal to all accrued and unpaid distributions thereon up to but excluding the date fixed for redemption (the “Redemption Date”) (the whole constituting and being herein referred to as the “Redemption Price”). In the event that a distributions declared payable on the Class A Junior Preferred Shares, Series 1 to holders of record thereof on a date (a “record date”) prior to a Redemption Date has not been paid by the Company prior to such Redemption Date and an amount equal to that distributions is paid as part of the Redemption Price payable in respect of Class A Junior Preferred Shares, Series 1 redeemed on such Redemption Date, Class A Junior Preferred Shares, Series 1 which are redeemed on the Redemption Date shall be not entitled to such distributions notwithstanding that the holders of the Class A Junior Preferred Shares, Series 1 redeemed on the Redemption Date were holders of record on the record date.

5.2 Partial Redemption. In case a part only of the Class A Junior Preferred Shares, Series 1 is at any time to be redeemed, the shares to be redeemed shall be selected by lot or in such other manner as determined, from time to time, by the Board. If a holder of Class A Junior Preferred Shares, Series 1 presents and surrenders for redemption only a part of the Class A Junior Preferred Shares, Series 1 as set out in a redemption request submitted by such holder of Class A Junior Preferred Shares, Series 1, to the Company (together with any certificate(s) or notice of uncertificated securities, as applicable, representing such Class A Junior Preferred Shares, Series 1), a new certificate or notice of uncertificated securities, as applicable, for the balance shall be issued at the expense of the Company.

5.3 Method of Redemption. In any case of redemption of Class A Junior Preferred Shares, Series 1, the Company shall not less than fifteen (15) days and not more than thirty (30) days prior to the date specified for redemption send by any method permitted in the Bye-Laws to each person recorded as a holder of Class A Junior Preferred Shares, Series 1 in the register of shareholders of the Company at the date of sending a notice in writing of the intention of the Company to redeem such Class A Junior Preferred Shares, Series 1. Accidental failure or omission to give such notice to one or more holders shall not affect the validity of such redemption but upon such failure or omission being discovered notice shall be given forthwith to such holder or holders and such notice shall have the same force and effect as if given in due time. Such notice shall set out the number of Class A Junior Preferred Shares, Series 1 held by the person to whom it is addressed which are to be redeemed, the Redemption Price, the date specified for redemption and the place or places at which holders of Class A Junior Preferred Shares, Series 1 may present and surrender such shares for redemption. On and after the date so specified for redemption, the Company shall pay or cause to be paid to or to the order of the registered holders of the Class A Junior Preferred Shares, Series 1 to be redeemed the Redemption Price of such shares on their presentation and surrender at the registered office of the Company, or at such other place or places specified in such notice of redemption. Payment in respect of Class A Junior Preferred Shares, Series 1 being redeemed shall be made by wire transfer or by cheque payable to the specified shareholder or by any other reasonable means the Company deems desirable. From and after the date specified for redemption in any such notice of redemption, the Class A Junior Preferred Shares, Series 1 called for redemption pursuant to this Section 5 shall cease to be entitled to distributions or any other participation in the assets of the Company and the holders thereof shall not be entitled to exercise any of their other rights as shareholders in respect thereof unless payment of the Redemption Price shall not be made upon presentation and surrender of the certificate(s) or notice of uncertificated securities, as applicable, representing such Class A Junior Preferred Shares, Series 1 in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Company shall have the right at any time after the sending of notice of its intention to redeem Class A Junior Preferred Shares, Series 1 to deposit the Redemption Price of the Class A Junior Preferred Shares, Series 1 which are to be redeemed to a bank account created solely for such purpose and specified in such notice or in a subsequent notice to the holders of the shares in respect of which the deposit is made. Such amount to be paid proportionately to each shareholder without interest at such time as the shareholder claims the Redemption Price. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Class A Junior Preferred Shares, Series 1 in respect of which such deposit shall have been made shall be deemed to be redeemed and the rights of the holders thereof shall be limited to receiving, without interest, their proportionate part of the amount so deposited and representing their Class A Junior Preferred Shares, Series 1 being redeemed. Any interest on any such deposit shall belong to the Company. Subject to the requirements of applicable Law with respect to unclaimed property, redemption monies that remain unclaimed (including monies held on deposit to a special account as provided for above) for a period of two (2) years from the date specified for redemption shall be forfeited to the Company.

6.	Purchase for Cancellation

Subject to the provisions of Section 8, the Companies Act and the Bye-Laws, the Company may purchase for cancellation at any time all or from time to time any part of the outstanding Class A Junior Preferred Shares, Series 1 by way of private contract or by invitation for tenders addressed to all the holders of Class A Junior Preferred Shares, Series 1 then outstanding, at the lowest price or prices at which, in the opinion of the Board, such shares are then obtainable but not exceeding a price per share equal to the then applicable Redemption Price, plus the costs of purchase. If, in response to an invitation for tenders under the provisions of this Section 6, more Class A Junior Preferred Shares, Series 1 are tendered at a price or prices acceptable to the Company than the Company is prepared to purchase, then the Class A Junior Preferred Shares, Series 1 to be purchased by the Company shall be purchased as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to the Company, provided that when shares are tendered at different prices, the pro rating shall be effected only with respect to the shares tendered at the price at which more shares were tendered than the Company is prepared to purchase after the Company has purchased all the shares tendered at lower prices.

7.	Retraction Privilege

7.1 Right to Require Retraction. Subject to the provisions of this Section 7 and Section 8 and to the rights, privileges, restrictions and conditions attaching to any class or shares of the Company ranking in priority to the Class A Junior Preferred Shares, Series 1, at any time on or after the seventh (7th) anniversary of the date of issue, a holder of Class A Junior Preferred Shares, Series 1 shall have the right to require the Company to redeem all or any part of the holder’s then outstanding Class A Junior Preferred Shares, Series 1. The Company shall redeem Class A Junior Preferred Shares, Series 1 duly tendered pursuant to the above retraction privilege at a price equal to US$25.00 per share, together with an amount equal to all distributions accrued and unpaid thereon up to the date upon which the Class A Junior Preferred Shares, Series 1 tendered are redeemed.

7.2 Retraction Procedure. In order to exercise its right of retraction, a holder must give the Company notice (the “Retraction Request”) of such exercise and tender to the Company, at its registered office, the certificate(s) or notice of uncertificated securities, as applicable, representing such Class A Junior Preferred Shares, Series 1 which the holder wishes the Company to redeem. The Retraction Request shall include the following statements:

(a)

a statement specifying that the holder desires to have all or any number specified therein of the Class A Junior Preferred Shares, Series 1 represented by such certificate(s) or notice uncertificated securities (the “Retracted Shares”) redeemed by the Company; and

(b)

a statement specifying the business day on which the holder desires to have the Company redeem the Retracted Shares (the “Retraction Date”), provided that the Retraction Date shall be not less than ten (10) business days nor more than twenty (20) business days after the date on which such notice is received by the Company and further provided that, in the event that no such business day is specified by the holder in such notice, the Retraction Date shall be deemed to be the fifteenth (15th) business day after the date on which such notice is received by the Company.

Subject to Section 5 and Section 8, the Company shall redeem all the Class A Junior Preferred Shares, Series 1 tendered pursuant to the above retraction privilege. If a holder of Class A Junior Preferred Shares, Series 1 wishes to tender for redemption pursuant to the above retraction privilege a part only of the Class A Junior Preferred Shares, Series 1 represented by any certificate or certificates, the holder may deposit the certificate or certificates and at the same time advise the Company in writing as to the number of Class A Junior Preferred Shares, Series 1 with respect to which tender is being made, and the Company shall issue and deliver to such holder at the expense of the Company a new certificate representing the Class A Junior Preferred Shares, Series 1 that are not being tendered.

The provisions of Section 5 shall apply to any redemption by the Company pursuant to this Section 7 except to the extent that such provisions are inconsistent with the provisions of this Section 7.

7.3 Retraction Subject to Applicable Law. If, as a result of insolvency provisions or other provisions of applicable Law or the rights, privileges, restrictions and conditions attaching to any shares of the Company ranking prior to the Class A Junior Preferred Shares, Series 1, the Company is not permitted to redeem all of the Class A Junior Preferred Shares, Series 1 duly tendered pursuant to the above retraction privilege: (i) the Company shall redeem only the maximum number of Class A Junior Preferred Shares, Series 1 which the Board determines the Company is then permitted to redeem (such redemption to be made pro rata, disregarding fractions of shares, from each holder of tendered Class A Junior Preferred Shares, Series 1 according to the number of Class A Junior Preferred Shares, Series 1 tendered for redemption by each such holder) and the Company shall issue and deliver to each such holder, at the expense of the Company, a new certificate or notice of uncertificated securities, as applicable, representing the Class A Junior Preferred Shares, Series 1 not redeemed by the Company; and (ii) the Company shall redeem on each Distribution Payment Date thereafter, from Class A Junior Preferred Shares, Series 1 tendered for redemption by the holders thereof on or before the thirtieth (30th) day preceding such Distribution Payment Date in the same manner as set forth in Section 7.2, the lesser of (a) the number of Class A Junior Preferred Shares, Series 1 so tendered, and (b) the number of Class A Junior Preferred Shares, Series 1 which the Board determines the Company is then permitted to redeem (any such redemption to be made pro rata, disregarding fractions of shares, from each holder of tendered Class A Junior Preferred Shares, Series 1 according to the number of Class A Junior Preferred Shares, Series 1 tendered for redemption by each such holder). The Company shall be under no obligation to give any notice to the holder of Class A Junior Preferred Shares, Series 1 in respect of the redemption provided for in clause (ii).

So long as the Board has acted in good faith in making any of the determinations referred to above as to the number of Class A Junior Preferred Shares, Series 1 which the Company is permitted at any time to redeem, neither the Company nor the directors shall have any liability in the event that any such determination proves to be inaccurate.

8.	Restrictions on Distributions and Retirement of Shares

8.1 So long as any of the Class A Junior Preferred Shares, Series 1 are outstanding, the Company shall not, without the approval of the holders of the Class A Junior Preferred Shares, Series 1 given as hereinafter specified:

(a)	declare, pay or set apart for payment any distributions on any shares ranking junior to the Class A Junior Preferred Shares, Series 1;

(b)	call for redemption, redeem, purchase or otherwise pay off or retire for value, or make any distributions in respect of, any junior shares;

(c)

except in connection with the redemption of Class A Junior Preferred Shares, Series 1 pursuant to Section 5 or pursuant to any retraction privilege provided for in Section 7 or in paragraph (d) below, call for redemption, redeem, purchase or otherwise pay off or retire for value, or make any distribution in respect of, less than all of the Class A Junior Preferred Shares, Series 1; or

(d)

call for redemption, redeem, purchase or otherwise pay off or retire for value, or make any distribution in respect of, any shares ranking as to capital or distributions on a parity with the Class A Junior Preferred Shares, Series 1 except in connection with the retirement thereof pursuant to a retraction privilege attaching thereto, and in such case subject to the Company extending to the holders of Class A Junior Preferred Shares, Series 1 a retraction privilege pursuant to which the Company is required to redeem tendered Class A Junior Preferred Shares, Series 1, at a price equal to the issue price thereof together with any accrued and unpaid distributions thereon up to the Redemption Date, on the same date as the aforementioned retirement;

unless, in each such case, (i) all distributions on the Class A Junior Preferred Shares, Series 1 then outstanding and on all other shares of the Company ranking as to distributions prior to or on a parity with the Class A Junior Preferred Shares, Series 1 which have accrued up to and including the distributions payable on the immediately preceding respective date or dates for the payment of distributions thereon shall have been declared and paid or set apart for payment, (ii) the Company shall have redeemed all of the Class A Junior Preferred Shares, Series 1 tendered for redemption pursuant to Section 5, and (iii) the Company is not otherwise in default under the rights, privileges, restrictions and conditions attached to the Class A Junior Preferred Shares, Series 1 or any other shares of the Company ranking as to distributions or as to capital prior to or on a parity with the Class A Junior Preferred Shares, Series 1.

9.	Liquidation, Dissolution or Winding-Up

Except as provided by the Companies Act and the current Bye-Laws of the Company, on a Liquidation Event, the holders of the Class A Junior Preferred Shares, Series 1 shall be entitled to receive from the assets of the Company a sum equal to US$25.00 for each Class A Junior Preferred Share, Series 1 held by them respectively, plus an amount equal to all accrued and unpaid distributions thereon up to but excluding the date of payment, which, for greater certainty, will include any distributions calculated in accordance with Section 4.1 and Section 4.2 above during the period from and including the immediately preceding Distribution Payment Date (which term will include, for the purposes of this Section, the initial Distribution Payment Date) to but excluding the Liquidation Date before any amount will be paid to or assets of the Company distributed amongst the holders of any shares of the Company ranking as to capital junior to the Class A Junior Preferred Shares, Series 1. After payment to the holders of the Class A Junior Preferred Shares, Series 1 of the amounts so payable to them, they will not be entitled to share in any further distribution of the assets of the Company.

10.	Voting Rights

Except as otherwise expressly provided in this Certification of Designation, the Bye-Laws, or as required by Law, the holders of Class A Junior Preferred Shares, Series 1 will not be entitled to receive notice of, to attend, or to vote at any meetings of shareholders of the Company.

11.	Conversion

The Class A Junior Preferred Shares, Series 1 shall not be convertible into or exchangeable for any other securities or property of the Company.

12.	Transfer Restrictions

The Class A Junior Preferred Shares, Series 1 may not be Transferred to any Person other than to BAM or a Person Controlled by BAM. If any Class A Junior Preferred Shares, Series 1 are Transferred in contravention of the preceding sentence, (i) such Transfer shall be null and void, and the Company shall not register or otherwise recognize the Transfer of the Class A Junior Preferred Shares, Series 1 to the transferee, (ii) any payment by the Company on the Class A Junior Preferred Shares, Series 1 so Transferred shall be prohibited and any such payment shall be forfeited, and (iii) any rights that an ineligible transferee may have as a result of being a holder of Class A Junior Preferred Shares, Series 1 shall be null and void, in each case, until such time as such Transfer is cancelled.

13.	Approval of Holder of Class A Junior Preferred Shares, Series 1

13.1 Subject to the terms of the Bye-Laws and the Companies Act, rights conferred upon the holders of Class A Junior Preferred Shares, Series 1 shall not be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

13.2 In addition to any other approval required by Law, the rights, privileges, restrictions and conditions attached to the Class A Junior Preferred Shares, Series 1 may be added to, changed or removed but only with the approval of the holders of the Class A Junior Preferred Shares, Series 1 given as hereinafter specified in Section 13.3.

13.3 The approval of the holders of the Class A Junior Preferred Shares, Series 1 to add to, change or remove any right, privilege, restriction or condition attaching to the Class A Junior Preferred Shares as a series or in respect of any other matter requiring the consent of the holders of the Junior Preferred Shares may be given in such manner as may then be required by Law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of the Class A Junior Preferred Shares, Series 1 or passed by the affirmative vote of at least 66 2/3% of the votes cast at a meeting of the holders of the Junior Preferred Shares duly called for that purpose. On every poll taken at every meeting of the holders of the Class A Junior Preferred Shares, Series 1 as a series, or at any joint meeting of the holders of two (2) or more series of Junior Preferred Shares, each holder of Class A Junior Preferred Shares, Series 1 entitled to vote thereat shall have one vote in respect of each Class A Junior Preferred Shares, Series 1 held.

14.	Interpretation; Miscellaneous

14.1 For the purposes of this Certificate of Designation, a corporation which is a holder of Preferred Shares shall be deemed to be present in person at a general meeting if, in accordance with the Companies Act, its authorised representative(s) is/are present.

14.2 Words importing the singular number include the plural number and vice versa.

14.3 Words importing the masculine gender include the feminine gender.

14.4 The words “in priority to”, “pari passu”, “on a parity with”, “junior to” and “ranking as to” or like words refer to the order of priority in the payment of distributions and in the distribution of assets in a Liquidation Event.

14.5 Words importing persons include any company or association or body of persons, whether corporate or unincorporated and natural persons.

14.6 A reference to any statute or statutory provision (whether in Bermuda or elsewhere) includes a reference to any modification or re-enactment of it for the time being in force and to every rule, regulation or order made under it (or under any such modification or re-enactment) and for the time being in force and any reference to any rule, regulation or order made under any such statute or statutory provision includes a reference to any modification or replacement of such rule, regulation or order for the time being in force.

14.7 In the event that any day on which any distribution on the Class A Junior Preferred Shares, Series 1 is payable by the Company, or on or by which any action is required to be taken by the Company hereunder, is not a business day, then such distribution shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day.

14.8 In the event of any interruption of mail service, actual or threatened, any notice or delivery to be given hereunder shall be given or sent by other appropriate means acceptable to the Company.